EXHIBIT 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Regal Beloit Corporation for the registration of debt securities, common stock, warrants, stock purchase contracts, stock purchase units, and 2,834,026 shares of its common stock and to the incorporation by reference therein of our report dated August 4, 2011, with respect to the combined financial statements of A. O. Smith Electrical Products Company (carved-out operation of A. O. Smith Corporation) for the year ended December 31, 2010 appearing in the Current Report on Form 8-K/A of Regal Beloit Corporation dated November 4, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

November 3, 2011